Exhibit 99.3

FX REAL ESTATE AND ENTERTAINMENT INC.
9,871,674 Shares of Common Stock
Offered Pursuant to Rights Distributed to Record Stockholders of
FX Real Estate and Entertainment Inc.

March   , 2008

Dear Stockholder:

This notice is being distributed by FX Real Estate and Entertainment Inc. (the “Company”) to all holders of record at 5:00 p.m., Eastern Daylight Time, on          , 2008 (the “Record Date”), who, in the aggregate, own 19,743,349 shares of its Common Stock, par value $0.01 per share (the “Common Stock”) in connection with the distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. While the Company currently has 39,790,247 shares of Common Stock outstanding, as part of the transaction that created the Company in June 2007, certain stockholders who, in the aggregate, own 20,046,898 shares of Common Stock waived their rights to participate in this Rights Offering. The Rights are described in the Company’s Prospectus, dated March   , 2008 (the “Prospectus”).

In the Rights Offering, the Company is offering an aggregate of 9,871,674 shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m., Eastern Standard Time, on April   , 2008, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive one Right for each two shares of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional rights.

Each whole Right will allow you to subscribe for one share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $10.00 per share (the “Subscription Price”). Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering. Therefore, you will receive such number of Rights equal to the number of shares of Common Stock owned as of the Record Date that are evenly divisible by two. As an example, if you owned 1,001 shares of Common Stock as of the Record Date, you would receive 500 Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase 500 shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege (fractional shares of Common Stock or cash in lieu of fractional shares will not be issued in the Rights Offering, and as such, fractional shares were disregarded).

As described in the accompanying Prospectus, in the event the Rights Offering is not fully subscribed after holders of Rights exercise their Basic Subscription Privileges, Robert F.X. Sillerman, the Company’s Chairman and Chief Executive Officer, and The Huff Alternative Fund, L.P. have agreed, subject to certain conditions and limitations, to purchase shares of Common Stock not subscribed for in the Rights Offering at a price per share equal to the Subscription Price.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”) embedded in the enclosed Subscription Form, which contain instructions on how to exercise or sell or transfer the Rights.

Enclosed are copies of the following documents:

1. Prospectus;

2. Subscription Form, including Subscription Rights Certificate; and

3. A return envelope addressed to Mellon Bank N.A., the Subscription Agent.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., Eastern Standard Time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of Underlying Shares being subscribed for by personal, cashier’s or certified check or bank draft drawn upon a United States bank or any money order payable to Mellon Bank N.A., as Subscription Agent. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Rights. Any personal check used to pay for the Underlying Shares must clear the appropriate financial institutions prior to the Expiration Date, which may take seven or more business days. If you intend to pay by personal check, the Company urges you to make payment sufficiently in advance of the Expiration Date to ensure that the payment is received and cleared before such date. A Rights holder cannot revoke the exercise of his Rights. Rights not exercised prior to the Expiration Date will expire without value.

Additional copies of the enclosed materials may be obtained from the information agent, Mellon Investor Services, LLC. From within the United States, Canada or Puerto Rico, please call 1-(877) 243-3815 (Toll Free). From elsewhere, please call 1-(201) 680-6579 (Collect).

Very truly yours,

FX REAL ESTATE AND ENTERTAINMENT INC.